October 4, 2018

Zhihai Mao
Chief Financial Officer
TuanChe Limited
9F, Ruihai Building, No. 21 Yangfangdian Road
Haidian District
Beijing 100038, People's Republic of China

       Re: TuanChe Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 19, 2018
           CIK No. 0001743340

Dear Mr. Mao:

      We have reviewed your draft amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 27, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 19, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 84

1. We note your revised disclosure of the amount of cash held in offshore accounts and in
       China in response to prior comment 1. Please ensure that the updated amounts as of June
       30, 2018 reconcile to the amount of cash and cash equivalents on the balance sheet.
 Zhihai Mao
TuanChe Limited
October 4, 2018
Page 2
Contractual Obligations, page 87

2. We note the significant contractual obligation under operating lease agreements related to your auto show venues, which appears to represent a significant increase to your historical venue rental costs. Please revise your discussion in the applicable sections of
         Management's Discussion and Analysis of Financial Condition and Results of Operations
         to address the reasonably expected impact from these commitments on your liquidity, capital resources and results of operations. Refer to Item 5.D of Part I of Form 20-F.
Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-58

3. Please ensure that your supplemental schedule of noncash investing and financing activities is materially complete. That is, disclose the conversion of the August 2017
         Loan plus its accrued interests into Series C-4 preferred shares in June 2018. Refer to
         ASC 230-10-50-3 and 50-4.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael
Foland, Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at (202) 551-
3735 with any other questions.



                                                              Sincerely,
FirstName LastNameZhihai Mao
                                                              Division of
Corporation Finance
Comapany NameTuanChe Limited
                                                              Office of
Information Technologies
October 4, 2018 Page 2                                        and Services
FirstName LastName